

BYTENITE

Moving Beyond the Cloud with Distributed Computing

bytenite.com   San Francisco, CA   𝕏 in 🔊 | Technology | B2B | B2C | Mobile Apps | Media |

Highlights

(1)   Poised to capture a significant portion of $223 billion opportunity

(2)   Previously raised $600K

(3)   Demonstrated processing speeds up to 10x faster than AWS EC2

(4)   Users of the network can earn up to $150/mo from each device

(5)   Released a video encoding app and plan to launch an AI inference app in 2024

(6)   37% energy savings relative to server farms

(7)   Partnerships with Storj and OVHCloud to empower distributed processing

Featured Investor



Edoardo Marcantoni [in]
Invested $5,000 ⓘ

Follow

Syndicate Lead
Raised in Financial Risk Management, later plunged into Manufacturing and Telecommunications.

"I discovered ByteNite through a recommendation from a close friend.I've always considered cloud computing a very interesting technological topic, even though I don't have a technical background in this specific field.I studied the material and it didn't take long for me to realize that ByteNite is, hands down, the most interesting project I've delved into in at least a decade.I am hopeful that the investment will be highly profitable in the medium term and I trust Fabio's skills and vision 110%."

Our Team



Fabio Caironi CEO & Founder



Mathematics, statistics, and economics background. Inventor of a patent-pending method and system for high-throughput distributed computing.

> I wanted to invent a solution that can generate value from the existing technological context and help people around the world redeem their power on technology.



Alessandro Cannas Advisor

Google Bard PMM, AI & Marketing Expert, Bocconi Grad, Mentor



Paolo Privitera Advisor

Silicon Valley-based entrepreneur and investor, MIT MBA, 6X Founder, 4X Exit



Niccolò Castelli CTO

Software engineer for 17 years, business administration background, and 6+ years experience with startups.



RJ Sahni Business Development Manager

Strong team player with a background in economics and data science from Santa Clara University.



Lauren Glazer Head of Marketing

Berkeley graduate with 7 years of marketing, consulted 12+ startups internationally and in Silicon Valley



Raffaele Di Crosta Board Member & Investor

40-year experience in the electronic industry, CEO & Founder of Ksenia Security S.p.A.



Giorgio Finaurini Board Member

20-year experience in the electronic industry, CCO & Founder of Ksenia Security S.p.A.

Pitch

The Challenge: Scarce Computing Power

In the computing world, cloud server farms have continued to be a popular choice for data processing. However, this approach struggles to match the escalating demand for processing power due to the global microchip shortage and the surge in computationally demanding tasks like AI (artificial intelligence) and ML (machine learning).

This scarcity of computing power has significantly overvalued cloud server farms, reduced accessibility to computing services, and exacted a heavy ecological strain on the environment.



There is insufficient computing power 🚫




Intensive computing is skyrocketing	Global chip shortage	Cloud monopoly
The demand for CPU and GPU computations is increasing at the highest rates ever, with AI-related tasks doubling every 3 months	The shortage of semiconductors across the globe is leading to a notable increase in the cost of microchips.	The monopolization of computing power by cloud providers gives rise to manipulation problems and poor data security.

ByteNite offers a distributed, managed alternative to traditional cloud systems. Our solution is not only as viable as cloud computing but also more accessible, scalable, and eco-friendly.

Meet ByteNite: Your Global Supercomputer

Unleash boundless computing power from any device, anywhere.

ByteNite is cutting-edge distributed grid computing software. It harnesses the collective power of smartphones and computers to tackle demanding tasks, transforming your devices into a supercomputer.

Our mission is simple: To unleash massive computing power from everyday devices!





Cutting-Edge Technology

Our advanced distributed computing tech turbocharges parallel workflows, from video processing to simulations.

ByteNite outperforms competitors in simplifying complex tasks, thanks to our proprietary load-balancing algorithm. Your data is split into tasks and distributed seamlessly.

And as icing on the cake, we're patent-pending in the US and Europe! Join us in revolutionizing computing power.

Become a Supplier and Earn Up to $150 Per Month!

Suppliers earn "ByteChips" for completing tasks—a unique currency with real value. Convert them into bank transfers or redeem gifts. With our revenue model, you can earn up to $150 monthly per device using standard computer setups (e.g., 16GB RAM and Intel i5).

Becoming a supplier is easy: sign up for our **Worker App**, available in 2024 for computers and Android devices. It securely processes customer data using spare processing capacity. Run it in the background

or at your convenience.

Anyone Can Unlock the Power of Limitless Distributed Computing

Join our centralized Computing Platform, honed over two years. Upload and launch processing jobs on our distributed network effortlessly. Accessible through an online UI and API, it includes optimized, ready-to-use applications.

Our flagship application? Video encoding—a $1 billion market. We excel in transcoding to popular formats and codecs, seamlessly connecting to your storage or streaming service. With our API, integration is a breeze for automated access.

Choose flexible payment options: monthly subscription or one-time packages with preset operation amounts and discounts for bulk orders.

ByteNite's Impactful Use Cases


Computational simulations
Est. potential revenue: $14M
Graphics rendering
Est. potential revenue: $7M
$70M
by 2028
Media processing
Est. potential revenue: $27M
AI generation
AI
Est. potential revenue: $22M

Management believes that ByteNite's revolutionary technology will have immediate, profound effects on:

- 🛰️ **Computational Simulations**: Aerospace, automotive, chemical engineering, and bioengineering benefit from faster problem-solving with ByteNite's distributed computing. Save months in go-to-market efforts!

- 🎥 **Media Processing**: Education, entertainment, and surveillance industries rely on video processing. ByteNite's API handles large video volumes, lightening the load for integrators.

- 🤖 **Generative AI**: Empower AI generation of image sets, synthetic data, and videos across industries, achieving unparalleled speed.

- 🔷 **3D Rendering**: Architecture, engineering, and manufacturing projects speed up with ByteNite, cutting down rendering time bottlenecks.

Why ByteNite Stands Out

At ByteNite, we're committed to building software that amazes people. Not only do we care about computing performance and speed, but we also implement the highest standard of security measures and are committed to reducing the carbon footprint of computing by adopting environmentally-friendly practices.

Below are our key differentiation points from other computing solutions.

We rank #1 in processing speed 🚀

Processing Speed
Video Encoding





1. **Lightning-Fast Processing**: Our chunk-based technology accelerates data processing up to 30x faster than traditional cloud solutions, ensuring unmatched speed and scalability in video encoding and more.

2. **Robust Cybersecurity**: ByteNite prioritizes security with data encryption, continuous network monitoring, data segmentation, privacy measures, and strong access controls, making us a trusted choice for distributed computing.

3. **User-Friendly Applications**: Unlike decentralized computing platforms, we offer ready-to-use applications like video encoding, 3D rendering, and generative AI. Customers can also customize their apps with ByteNite.

4. **Eco-Friendly Computing**: With geographically dispersed processors, we eliminate the need for energy-intensive cooling systems. Joining ByteNite reduces energy consumption by up to 37% compared to data centers and cuts electronic waste by 7%.

We promote sustainable growth for the planet 🌱

Combined electricity use by Amazon, Microsoft, Google, and Meta more than doubled between 2017 and 2021

By dissipating heat and reusing hardware, distributed systems can be up to 37% less polluting


Server farms
Distributed systems

Unlocking Opportunity: ByteNite's Market Potential & Financial Projections


Market size
Video, Graphics and AI Computing
19% YoY Growth
$223B
T.A.M.
Video Encoding Market
Computer Vision Market
3D Rendering Market
Simulation Software Market
Generative AI Market
Cloud software solutions
$93B
S.A.M.
1%-5% ByteNite Penetration
$1B
S.O.M.

Our Total Addressable Market (TAM) for Video Transcoding, 3D Rendering, Computer Vision, Generative AI, and Simulation Software is projected to reach $223.09B by 2028.

For investors, here's the key figure: the Serviceable Available Market (SAM). It reflects what we can realistically serve based on our current capabilities and business model. Our SAM is estimated at $93.42B, approximately 42% of the TAM.

Furthermore, we anticipate a Serviceable Obtainable Market (SOM) of $1.11B. This is based on industry knowledge and sensible assumptions, aiming to capture 5% of the SAM in Video Transcoding and 3D Rendering markets, and 1% in Computer Vision, Generative AI, and Simulation Software markets.

This significant opportunity is complemented by the immense potential of 12 billion consumer and industrial computing devices, including computers, servers, smartphones, and tablets. These devices typically remain idle for about 8-12 hours daily and could be utilized to serve this market.

Our Lucrative Financial Model

Our Revenue Model in a Nutshell:

- We ensure fair revenue sharing, benefitting both our business and network users. 70% of revenue directly goes to our users, allowing them to profit from their devices.

- We generate revenue by selling computing applications through one-time purchases or recurring ByteChips subscriptions. Customers can try our services and then choose a monthly commitment, with a freemium program for new users.

- Pricing for each application varies based on task type and complexity. For example, high-efficiency, ultra-high-definition video encoding may cost up to 50 ByteChips (~$0.25) per minute.

- We may adjust pricing structures for different applications or enterprise deals as needed to ensure consistency and profitability.



Revenue distribution
Purchases of digital computing services

Everyone is better off


with ByteNite
70%
30%
USERS PAYBACK
BYTENITE FEE
Gross margin
Network users
Can earn up to $150/month from every device they provide for ByteNite computations
Customers
Can enjoy subscription plans or make one-off purchases on our platform

<u>Revenue Outlook</u>:

- **2024**: We launch revenue generation with pilots in media processing, simulations, and generative AI, targeting approximately $450K in revenue from subscriptions, one-time purchases, and enterprise deals.
- **Growth Plan**: We anticipate a robust ~3x growth rate until 2027, followed by a steady 1.5x growth rate in subsequent years.
- **Stretch Goal**: These projections project ByteNite surpassing $50M in revenue within five years, positioning us among the top 100 computing providers and setting the stage for our next phase of growth. Join us on this journey!


Plugging in endless revenue streams
Projected Revenues (2024-2028)
$ 463,000
$ 1,945,000
$ 6,808,000
$ 27,230,000
$ 68,597,000
2024
2025
2026
2027
2028
Media processing
$426,000
$1,537,000
$4,425,000
$13,887,000
$26,753,000
Computational

Computational simulations	$23,000	$156,000	$817,000	$4,357,000	$13,719,000
3D rendering	$0	$58,000	$408,000	$2,451,000	$6,860,000
Generative AI	$14,000	$195,000	$1,157,000	$6,535,000	$21,265,000

Fundraising & Goals

We're raising capital to jumpstart our market growth and unlock the revenue opportunities that await us!

What We've Done

▶️ In 2022, we **raised $600K** from a business partner and began working on the technical development of our products.

⏩ In late 2022, we moved to the United States, which allowed us to grow our business with a **network of partners, investors, and early adopters**.

⏩ In early 2023, we released **a beta version** of our distributed computing software. Our app got 500+ beta testers and gained attention from several SaaS marketplaces.

⏩ In September 2023, we got selected to pitch at the prestigious TechCrunch **Startup Battlefield 200** competition in San Francisco. Watch the replay below!

⏭️ Fall 2023 onwards, we're working with a pilot customer to run a video processing workflow on ByteNite.

2022-2023

2023 Q3 - 2024 Q1
Raising ⏳



Raised ✅
$600,000

- *Beta release*
- Patent application
- 3 partnerships
- 500+ usage requests

Raising
$1,235,000

Legal
General and
Administrative
Sales and
Marketing
3%
25%
38%
34%
Product
Development

How We'll Use Your Funds

Sales and Marketing 💰

We'll use 38% of funds (up to $470,000) to ramp up sales and marketing and broaden our horizons beyond beta testing, which includes hiring a sales expert and a marketing manager. Additionally, we'll craft a unique brand strategy that highlights our competitive advantages, setting us apart from cloud space competitors.

Product Development 🖥

Another 34% of funds (up to $420,000) will fuel ongoing software development, maintenance, and support for our current product. This involves hiring a video engineer to improve our feature set for the current video processing application, and a full-stack engineer to help us further develop our holistic application suite, which will include a new Generative AI text-to-image that runs distributedly on our infrastructure.

General and Administrative 🏢

The rest of the funds will be used to maintain the current management team, including the CEO and the CTO, legal expenses, rent, travel expenses, and consulting fees.

Meet the Team

Our team is composed of distributed computing enthusiasts with extensive experience in business development, software engineering, and tech marketing.

Over the past two years, we've acquired in-depth proficiency in distributed computing and intensive applications through hands-on coding, actively participating in webinars and hackathons, engaging with industry experts, and contributing to the field with research and publications.

This collective experience uniquely positions us as the ideal group of people to address and overcome the challenges of building a worldwide grid computing system.


Who is with us
Immigrant founder
Fabio Caironi
CEO & FOUNDER
Mathematics and economics background, patent inventor
Niccolò Castelli
CTO
Business adm. and founder background, coder for 17 years
Board members & advisors
Ksenia
Ksenia
events.com
Google
Collaborators
Partners
STORJ
OVHcloud
oneteg

Core team:

- [Fabio Caironi](), CEO & Founder
- [Niccolò Castelli](), CTO

- **RJ Sahni**, Business Development Manager

- **Edoardo Mustarelli**, Business Development Associate

Advisors:

- **Raffaele Di Crosta** (Ksenia Security S.p.A), Board Member and Investor

- **Giorgio Finaurini**, (Ksenia Security S.p.A.) Board Member

- **Paolo Privitera** (Events.com), Advisor

- **Alessandro Cannas** (Google), Advisor

Invest in the Future of Computing

At ByteNite, we're not just shaping the future of computing – we're redefining it.

We firmly believe that distributed computing is the bridge spanning the gap between surging processing demands and the substantial costs of consumer tech and hardware.

We predict that disruptive technologies like AI and machine learning will have a significant impact on the computational requirements of modern chips. Therefore, our conviction is that collaborative computing will increasingly become a viable solution as connectivity improves and processor technology advances.

Choosing to invest in ByteNite means championing a venture that stands at the cusp of transformative technology. With your support, we will keep growing and move our startup to the next stage of development.

Together, let's propel computing into a remarkable new era.



Thank you, WeFunder supporter!

"A startup is the largest group of people you can convince of a plan to build a different future."

P. Thiel

www.bytenite.com

Invest now

forward looking projections not guaranteed